Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United National Bancorp
Commission File No. 000-16931

     On November 18, 2003, William S. Demchak, vice chairman and chief financial officer of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the Merrill Lynch Banking & Financial Services Investor Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to interest rate risk management, along with financial and business performance and strategies of the Corporation. A copy of these slides and related material is attached hereto as Exhibit 99.1.